November 30, 2009

VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coach, Inc. Form 10-K for Fiscal Year Ended June 27, 2009 Filed August 19, 2009 File No. 001-16153

Dear Ms. Jenkins:
Thank you for your November 6 letter to Coach, Inc. setting forth the Commission’s comments to our Form 10-K for the fiscal year ended June 27, 2009.  This letter presents Coach's responses to the Commission's comments.  We agree that the items identified in your comments will assist us in our compliance with the applicable disclosure requirements and will enhance the overall disclosure in our filings.  To assist you in your review of our responses, we have keyed the paragraph numbers in our responses to the numbered comments in your comment letter.

Form 10-K for the Fiscal Year Ended June 27, 2009
Non-GAAP Measures, page 20
1.
We note you have adjusted operating income, interest income, provision for taxes, net income and diluted earnings per share to exclude certain items.  Your GAAP amounts were adjusted to exclude cost saving measures, charitable foundation contributions, tax adjustments and resulting adjustments to incentive compensation.  Please demonstrate to us how exclusion of these items is consistent with the requirements of Question 8 of the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures.  In your response, please ensure to clarify the following for each measure:

•	The manner in which management uses this measure to conduct or evaluate its business,
•	The economic substance behind management’s decision to use this measure,
•	The material limitations associated with use of this measure as compared to the use of the most directly comparable GAAP financial measure,
•	The manner in which management compensates for these limitations when using this measure, and
•	The substantive reasons why management believes this measure provides useful information to investors.

Response:
We understand the requirements of Question 8 of the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures (“FAQ 8”) and included disclosures which we thought were responsive to such requirements, but acknowledge that additional disclosures could help investors better understand our use of non-GAAP measures and their limitations.
We disclosed the following on page 20 of the Coach, Inc. (the “Company”) Form 10-K for the fiscal year ended June 27, 2009:
“The Company’s reported results are presented in accordance with U.S. Generally Accepted Accounting Principles (‘‘GAAP’’).  The reported selling, general, and administrative expenses, operating income, interest income, net, provision for income taxes, income from continuing operations, net income and earnings per diluted share from continuing operations reflect certain items which affect the comparability of our results. These metrics are also reported on a non-GAAP basis to exclude the impact of these items. The Company believes these non-GAAP financial measures are useful to investors in evaluating the Company’s ongoing operating and financial results and understanding how such results compare with the Company’s historical performance. The non-GAAP financial measures should be considered in addition to, and not in lieu of, U.S. GAAP financial measures.”
These non-GAAP performance measures (operating income, interest income, provision for taxes, net income and diluted earnings per share, each excluding the items affecting comparability, or collectively, the “non-GAAP measures”) were used by management to conduct and evaluate its business during its regular review of operating results for the periods affected.  Management utilized these non-GAAP measures to make decisions about the uses of Company resources, analyze performance between periods, develop internal projections and measure management performance.  The Company’s primary internal financial reporting excluded these items affecting comparability.  We believe these non-GAAP measures are useful to investors in evaluating the Company’s ongoing operating and financial results and in understanding how such results compare with the Company’s historical performance.  As further described below, these non-GAAP measures in fiscal 2008 and 2009 involved both increases and decreases to net income including eliminating large and unusual favorable tax settlements and related funding to the Coach Foundation with a portion of the tax settlements.  Fiscal 2008 non-GAAP amounts also included an adjustment to exclude the impact of the tax settlements on contractually based incentive compensation. Fiscal 2009 non-GAAP amounts also included an adjustment to exclude cost savings measures incurred that were highly unusual for the Company in its history.
The Company’s tax adjustments are primarily the result of discrete favorable tax settlements.  Although tax adjustments occurred in both fiscal years, the underlying events and circumstances for the tax settlements are unusual, not related to each other, and unlikely to recur in the near future.  The resulting increase to the Company’s net income was the primary reason for the creation in fiscal 2008, and the significant funding in fiscal 2008 and 2009, of the Coach Foundation.  Funding of the Coach Foundation may be likely to occur in the future at far smaller amounts; however, the net income favorability from the tax adjustments was the primary reason for these significant fundings in fiscal 2008 and 2009.  The Company believes excluding both the tax adjustments and the resulting foundation funding assists investors in evaluating the Company’s direct, ongoing performance.

 While the goals approved by the Company’s Human Resource Committee resolution for fiscal 2008 incentive compensation did not contemplate unusual gains and was based on income related metrics, management of the Company concluded that the inclusion of these items in performance measures utilized for employee incentive compensation would not be consistent with their objectives.  Executive management waived their contractual incentive compensation associated with the favorable tax adjustments in fiscal 2008.  Therefore, while the Company paid the contractual incentive compensation for non-executives in fiscal 2008, executive management incentive compensation was based on the lower, non-GAAP financial measures.  Beginning in fiscal 2009, the Human Resource Committee resolution for incentive compensation goals for all employees excluded unusual charges or gains from measurement of corporate performance.  The Company’s fiscal 2008 non-recurring variable expense items represent incentive compensation directly related to the increase to the Company’s net income and earnings per share as a direct result of, and directly attributable to, the aforementioned tax settlements.  The Company believes excluding the non-recurring variable expenses assists investors in evaluating the Company’s direct, ongoing performance.
The Company’s third quarter cost savings measures in fiscal 2009 were non-recurring in nature due to the fact that the Company has no recent past history of similar elimination of positions, closure of facilities, or closure of underperforming stores during the stores’ lease terms.  These cost savings measures were highly unusual for the Company and management believes that measures of this type and magnitude are unlikely to recur in the near future.  Management reasonably believes it is probable that the financial impact of this item will disappear or become immaterial within a near-term finite period.
We believe our non-GAAP measures assist investors in evaluating the Company’s ongoing operations and financial results, and in understanding how such results compare with the Company’s historical performance.  In addition, we believe excluding the items affecting comparability assists investors in developing expectations of future performance.  These items affecting comparability do not represent our direct, ongoing business operations as they are unusual items and are unlikely to recur in the near future.   The primary material limitations associated with the use of these non-GAAP measures are that they may be unique to the Company and may be different from non-GAAP measures used by other companies.  The Company compensated for these limitations by providing the U.S. GAAP financial measures with greater prominence than the non-GAAP measures.  The Company included the statement above to stress that the non-GAAP measures should be considered in addition to, and not in lieu of, U.S. GAAP financial measures.  In addition, the Company provided an explanation describing the items affecting comparability and why they were being adjusted in our Form 10-K.
We believe the disclosures in our fiscal 2009 Form 10-K and the preceding discussion of our items affecting comparability demonstrate how the exclusion is consistent with the requirements of FAQ 8.   In addition, these non-GAAP measures were included in the Company’s Press Release, as filed under Form 8-K on July 30, 2009.  The Company believed that it would be beneficial to investors to be consistent with the information provided in the Press Release and to include the non-GAAP measures in its Form 10-K filing.  In future filings, we will expand our disclosure around these non-GAAP amounts to more clearly meet the disclosure requirements of the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures, including the specific five discussion points required under FAQ 8.  We acknowledge that additional disclosures could help investors better understand our use of non-GAAP measures and their limitations.  The following is an example of the type of disclosure the Company will provide in future filings (with the enhanced disclosure language in bold):

Items Affecting Comparability of Our Financial Results

Fiscal 2009 Items

Cost Savings Measures

During the third quarter of fiscal 2009, the Company recorded a charge of $13.4 million, related to cost savings initiatives. These initiatives included the elimination of approximately 150 positions from the Company’s corporate offices in New York, New Jersey and Jacksonville, the closure of four underperforming retail stores and the closure of Coach Europe Services, the Company’s sample-making facility in Italy.  The cost savings measures in fiscal 2009 are non-recurring in nature due to the fact that the Company has no recent past history of similar elimination of positions, closure of facilities, or closure of underperforming stores during the stores’ lease terms.  These cost savings measures were highly unusual for the Company and are unlikely to recur in the near future.

Charitable Contribution and Tax Adjustments

During the fourth quarter of fiscal 2009, the Company decreased the provision for income taxes by $16.8 million and increased interest income by $2.0 million, primarily as a result of a favorable settlement of a multi-year tax return examination and other tax accounting adjustments. The underlying events and circumstances for the tax settlement and adjustments were unusual and not related to the fiscal 2008 settlement, and settlements of this magnitude are unlikely to recur in the near future.  The Company used the net income favorability to contribute $15.0 million to the Coach Foundation. The Company believed that in order to reflect the direct results of the normal, ongoing business operations, both the tax adjustments and the resulting foundation funding needed to be adjusted.  This exclusion is consistent with the way management views its results and is the basis on which incentive compensation was calculated and paid for fiscal 2009.

Fiscal 2008 Items

Charitable Contribution and Tax Adjustments

During the fourth quarter of fiscal 2008, the Company decreased the provision for income taxes by $50.0 million and increased interest income by $10.7 million, primarily as a result of a favorable settlement of a tax return examination. The underlying events and circumstances for the tax settlement were unusual and not related to the fiscal 2009 settlement, and settlements of this magnitude are unlikely to recur in the near future. The Company used the net income favorability to create the Coach Foundation. The Company recorded an initial contribution to the Coach Foundation in the amount of $20.0 million. The Company believed that in order to reflect the direct results of the business operations as was done for executive management incentive compensation, both the tax adjustments and the resulting foundation funding needed to be adjusted.

Non-Recurring Variable Expenses

As a result of the higher interest income, net (related to the tax settlements) and lower income tax provision, the Company incurred additional incentive compensation expense of $12.1 million, as a portion of the Company’s incentive compensation plan is based on net income and earnings per share.  Incremental incentive compensation driven by tax settlements of this magnitude is unlikely to recur in the near future as the Company has modified its incentive compensation plans during fiscal 2009 to be measured exclusive of any unusual accounting adjustments.  The Company believes excluding the non-recurring variable expenses assists investors in evaluating the Company’s direct, ongoing business operations.

Non-GAAP Measures

The Company’s reported results are presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The reported selling, general, and administrative expenses, operating income, interest income, net, provision for income taxes, income from continuing operations, net income and earnings per diluted share from continuing operations reflect certain items which affect the comparability of our results. These metrics are also reported on a non-GAAP basis to exclude the impact of these items.

These non-GAAP performance measures were used by management to conduct and evaluate its business during its regular review of operating results for the periods affected.  Management and the Company’s Board of Directors utilized these non-GAAP measures to make decisions about the uses of Company resources, analyze performance between periods, develop internal projections and measure management performance.  The Company’s primary internal financial reporting excluded these items affecting comparability.  In addition, the compensation committee of the Company’s Board of Directors used these non-GAAP measures when setting and assessing achievement of incentive compensation goals.

We believe these non-GAAP measures are useful to investors in evaluating the Company’s ongoing operating and financial results and understanding how such results compare with the Company’s historical performance. In addition, we believe excluding the items affecting comparability assists investors in developing expectations of future performance.  These items affecting comparability do not represent the Company’s direct, ongoing business operations and are not expected to recur in the near future.   By providing the non-GAAP measures, as a supplement to GAAP information, we believe we are enhancing investors’ understanding of our business and our results of operations.  The non-GAAP financial measures are limited in their usefulness and should be considered in addition to, and not in lieu of, U.S. GAAP financial measures.   Further, these non-GAAP measures may be unique to the Company, as they may be different from non-GAAP measures used by other companies.

Financial Statements
Notes to Financial Statements
Note 22 – Quarterly Financial Data (unaudited), page 68
2.
We note you adjusted income from continuing operations and diluted earnings per share from continuing operations for certain items resulting in the presentation of non-GAAP financial measures.  Tell us how inclusion of these non-GAAP financial measures in your financial statement footnotes is appropriate considering the guidance in Item 10(e)(ii)(C) of Regulation S-K.

Response:
The Company’s inclusion of Note 22 – Quarterly Financial Data (unaudited) was intended to fulfill the requirements of Item 302(a)(3) of Regulation S-K.  As required by Item 302(a)(3), the Company disclosed the items affecting comparability to meet the requirement to describe unusual or infrequently occurring items recognized during each full quarter.  The Company included the non-GAAP measures in Note 22 as we believed the items affecting comparability were unusual and infrequent and useful to investors in evaluating the Company’s ongoing operating and financial results as discussed in the above response to comment 1.  These items affecting comparability do not represent our direct, historical, ongoing business operations.  Additionally, the Company believed that it would be beneficial to investors to be consistent with the information provided in the Press Release and to include the non-GAAP measures in its Form 10-K filing.  In future filings,  in order to be in conformity with Item 10(e)(ii)(C) of Regulation S-K,  the Item 302 information will be included in our Form 10-K outside of the consolidated financial statements and notes thereto.  The Company will ensure that it meets the disclosure requirements of Item 302, as well as the guidance of Item 10(e)(ii)(C) of Regulation S-K and the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures.  The Company will include the specific required disclosures regarding permissible non-GAAP financial measures.  The content of the disclosures will be consistent with the sample disclosure in response to comment 1.

In connection with the above comments and our responses, we would also like to acknowledge our understanding that the Company is responsible for the adequacy and accuracy of all disclosures in our filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We believe that these responses address your comments.  If you have any further questions, please do not hesitate to call me directly at (212) 629-2240.

Sincerely,
   /s/ Michael F. Devine, III                                            .
Michael F. Devine, III
Executive Vice President and Chief Financial Officer
(as principal financial officer and principal accounting officer of Coach, Inc.)

cc:
Mr. Blaise Rhodes, Staff Accountant - SEC Division of Corporation Finance
Mr. Brian Bhandari, Branch Chief – SEC Division of Corporate Finance
Mr. Lew Frankfort, Chairman and Chief Executive Officer of Coach, Inc.